Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,								For the three	For the three
									months ended	months ended
	2010		2009	2008	2007		2006		April 2, 2011	April 3, 2010
									(unaudited)	(unaudited)
Earnings:
Earnings (loss) from continuing operations	$27,667		$(76,752)	$(498,475)	$4,982		$7,062		$(70,892)	$54,102
Provision (benefit) for income taxes	5,027		(17,966)	(69,951)	3,634		4,147		2,472	6,532
Earnings (loss)	32,694		(94,718)	(568,426)	8,616		11,209		(68,420)	60,634

Fixed charges:
Interest expense including amortization
of debt expense and discount (premium)	122,992		135,514	110,418	99,698		76,680		26,460	34,007
Interest portion of rental expense	7,380		7,830	9,090	7,119		5,190		1,845	2,251
Fixed charges	130,372		143,344	119,508	106,817		81,870		28,305	36,258

Earnings available for fixed charges	$163,066		$48,626	$(448,918)	$115,433		$93,079		$(40,115)	$96,892

Ratio of earnings to fixed charges (1)	1.25	x	-	-	1.1	x	1.1	x	-	2.7	x

(1)	For the years ended December 31, 2009 and 2008, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $94.7 million and $568.4 million, respectively, which resulted from the depressed residential U.S. housing market. For the three months ended April 2, 2011, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $68.4 million.